April 8, 2008

BY FAX AND U.S. MAIL

Amy R. Piepmeier
Law Department
Principal Financial Group
Des Moines, Iowa 50392-0300

> Re: Principal Life Insurance Co. Variable Life Sep Account
>   Principal Benefit Variable Universal Life II (BVUL II)
>   Initial Registration Statement on Form N-6
>   File Nos. 333-149363; 811-05118

Dear Ms. Piepmeier:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on February 22, 2008. The registration statement received a selective review. Based on our review, we have the following comments. (Page numbers relate to the courtesy black-lined copy provided by the registrant.)

1. **General Comment:**

   Please include cross-references to the illustrations section of the prospectus wherever a policy feature is discussed and there is an appropriate illustration which demonstrates how the feature operates.

2. **Facing Page**

   Please be sure to include the appropriate amendment number under the Investment Company Act of 1940. (This is not the first registration statement filed in relation to this separate account.)

3. **Summary: Benefits and Risks (p. 4)**

   Please consider adding a brief description of the free-look period and include a cross-reference to the discussion of the free-look period in the prospectus.

4. **Fee Table (p. 7)**

   a. In footnote 1, please include a brief description of what a target premium is. Also, please clarify whether the 5.2% figure is a current charge or the maximum charge that can be imposed on target premiums in years 1 through 5.

b. Under the taxes section, if applicable, please include a footnote disclosing that premium taxes may increase because of changes in federal, state, or local tax laws.

c. Please note the gross interest and credit rates for loans in a footnote to the fee table.

5. **Annual Underlying Fund Operating Expenses (p. 9)**

a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

b. Please confirm supplementally that the range of portfolio expenses reflect gross fees.

c. Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

6. **Premium Expense Charge (p. 14)**

Please explain whether the tax charged to policy owners can exceed the 3.25% disclosed in the fee table. Also, please explain supplementally whether if tax rates increase, is that burden born by the investor or by the insurer.

7. **Charges and Deductions – Surrender Charge (p. 15)**

a. Please explain whether the policy owner is supposed to use the unisex or gender specific rate in Appendix A.

b. Please clarify how the surrender charge operates following a face amount increase and provide a brief example of the surrender charge calculation.

c. Please place in bold-faced type the disclosure that states the fee on an early withdrawal or Policy lapse is significant. Also, please clarify whether any surrender charge is paid upon policy lapse.

d. Please note that surrender charges vary with the premiums paid.

e. Please confirm supplementally that scheduled partial withdrawals carry no surrender charge.

8. **Charges and Deductions – Underlying Mutual Fund charges (p. 17)**

Please disclose the possibility of a fund imposing a redemption fee. If there is a maximum redemption fee that may be imposed, please disclose that maximum fee.

9. **Unscheduled Transfers (p. 19)**

Please include disclosure warning an investor that it may take several years before a policy owner can move all his account value in the fixed account to the variable investment options.

10. **Cost-of-Living Rider (p. 22)**

Please include disclosure stating that the increase in face value will have the effect of extending the surrender charge period.

11. **Death Benefit Guarantee Rider (p. 23)**

Please revise the disclosure describing this rider to more clearly explain how the rider operates. For instance, are death benefits reduced by unpaid monthly charges? Is the guarantee affected by withdrawals? Does this rider keep other optional benefit riders in effect or does the rider only relate to the policy's death benefit.

12. **Life Paid-Up Rider (p. 23)**

The prospectus states that the rider will "under certain circumstances" convert the Policy to paid-up life insurance in order to avoid policy lapse from a large loan indebtedness.

a. Please clarify whether there are any charges for the rider.

b. Please clarify whether the conversion of the Policy results in any change to the amount or timing of the death benefit in effect at the time of conversion.

c. Please clarify what is intended by the condition that premiums must have been surrendered for the benefit to begin.

13. **Supplemental Benefit Rider (p. 23)**

Please clarify whether, in addition to the rider charge, the rider increases the total cost of insurance charge (by increasing the net amount at risk).

14. **Reservation of Rights (p. 23)**

Please disclose who, if anyone, must approve any change (*e.g.*, the Contractowner or the Commission); and who, if anyone, must be notified of any change as per Form N-6, Item 6(c)(2) and (3).

15. **Right to Exchange (p. 23)**

a. Please clarify whether policy issue and the Right of Exchange are the only ways to allocate money to the fixed account.

b. Please clarify whether amounts so transferred may be later transferred back into one or more divisions. If so, please clarify that from the exchange date forward, <u>until the time when policy value is reallocated to one or more divisions</u>, the policy value will no longer be affected by the investment performance of the divisions.

16. Premiums Affecting Guarantee Provisions (p. 25)

a. Please clarify whether the "Death Benefit Guarantee Monthly Premium" or the "Death Benefit Guarantee Premium Requirement" is shown on your policy.

b. Please provide a brief example of the death benefit premium requirement calculation.

17. Allocation of Premiums (p. 25)

Please clarify if premiums are allocated to the divisions according to your instruction, or are premiums allocated to both the divisions and the fixed account according to your instructions.

18. Premium Refund State (p. 26)

a. Please clarify supplementally whether, in states that require a refund of premiums, the amount deducted for the premium expense charge will be returned to the policy owner.

b. Please clarify that following the free-look period, premiums are allocated to both the divisions and the fixed account according to your instructions, if applicable.

19. Change in Death Benefit Option (p. 29)

Please clarify whether an increase in face amount due to a change in the death benefit option is subject to underwriting review.

20. Surrenders (p. 33)

a. Please include language towards the beginning of this section that clearly states that if you select death benefit options 1 or 3, a partial surrender may reduce a policy owner's total face amount.

b. Please place the disclosure in bold which states that under death benefit option 1, a preferred partial surrender in excess of 10% will cause a reduction in total face amount.

21. Scheduled Partial Surrenders (p. 34)

The section notes that the face amount may be reduced on the first date of a scheduled surrender by the total amount of surrenders scheduled for that year, but that a decrease in the planned amount will not result in an increase in the face amount. Please clarify whether face amount is readjusted at a later date for actual surrenders made.

22. Loan Repayments (p. 36)

Please supplementally confirm that there are no sales charges on loan repayments.

23. Policy Termination (Lapse) (pp. 36-37)

a. Please clarify whether a policy owner can only reinstate a policy that has lapsed (because of insufficient policy value to pay monthly charges) or whether a policy owner can reinstate any policy that has terminated.

b.   Please explain the phrase "minimum payment guarantees".

24. Distribution of the Policy (p. 43)

Please remove your references to the individual fund fee tables if they are not to be included in the registration statement.

25. Frequent Trading and Market Timing (p. 47)

Please provide a legal basis for your ability to undo a transaction. Also, please explain how far back the insurer can go to undo a transaction. Finally, please explain whether the policy owner is responsible for any losses or any gain resulting from the time in the new fund and the lapsed time when the policy owner was not in the old fund.

26. SAI

Please provide the required information regarding the registrant's custodian as per item 17(c) of Form N-6, if applicable.

27. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

28. Powers of Attorney

Please include new Powers of Attorney that specifically describe these registration statements by name or '33 Act file number as per Rule 483(b).

29. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

30. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

31. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products